Exhibit 99.162

Condensed Interim Consolidated
Financial Statements

For the three months ended January 31, 2021 and 2020

(Stated In thousands of Canadian dollars, except share and per share amounts)

(Unaudited)

High Tide Inc. Condensed Interim Consolidated Financial Statement For the three months ended January 31, 2021 and 2020

Condensed Interim Consolidated Financial Statements for the three months ended January 31, 2021 and 2020.

The accompanying unaudited condensed interim consolidated financial statements of High Tide Inc. (“High Tide” or the “Company”) have been prepared by and are the responsibility of the Company’s management and have been approved by the Audit Committee and Board of Directors of the Corporation.

Approved on behalf of the Board:

(Signed) “Harkirat (Raj) Grover”	(Signed) “Nitin Kaushal”
President and Chair of the Board	Director and Chair of the Audit Committee

High Tide Inc. Condensed Interim Consolidated Statements of Financial Position As at January 31, 2021 and October 31, 2020 (Unaudited – In thousands of Canadian dollars)

	Notes	2021	2020
		$	$
Assets
Current assets
Cash		16,576	7,524
Marketable securities	16	851	50
Trade and other receivables	8	3,452	2,861
Inventory		9,723	5,702
Prepaid expenses and deposits	7	4,406	3,070
Current portion of loans receivable		1,464	74
Total current assets		36,472	19,281
Non-current assets
Loans receivable		230	230
Property and equipment	6	20,579	13,085
Net Invesment - Lease	19	1,827	1,716
Right-of-use assets, net	19	27,510	16,413
Long term prepaid expenses and deposits	7	1,474	809
Deferred tax asset		250	250
Intangible assets and goodwill	3, 5	78,232	18,027
Total non-current assets		130,102	50,530
Total assets		166,574	69,811
Liabilities Current liabilities
Accounts payable and accrued liabilities		9,071	6,421
Notes payable current	11	4,098	1,939
Deferred liability		1,704	1,700
Current portion of convertible debentures	10	15,494	14,446
Current portion of lease liabilities	19	5,152	2,194
Derivative liability	14	11,453	764
Total current liabilities		46,972	27,464
Non-current liabilities
Notes payable	11	12,311	2,536
Convertible debentures	10	24,031	11,376
Lease liabilities	19	23,477	14,474
Long term contract liability		47	53
Deferred tax liability		5,937	2,185
Total non-current liabilities		65,803	30,624
Total liabilities		112,775	58,088
Shareholders’ equity
Share capital	12	76,486	32,552
Warrants	14	4,358	5,796
Contributed surplus		9,865	4,704
Convertible debentures – equity	10	10,916	1,965
Accumulated other comprehensive income		(382)	(487)
Accumulated deficit		(51,228)	(34,359)
Equity attributable to owners of the Company		50,015	10,171
Non-controlling interest	21	3,784	1,552
Total shareholders’ equity		53,799	11,723
Total liabilities and shareholders’ equity		166,574	69,811

High Tide Inc. Condensed Interim Consolidated Statements of Comprehensive Loss For the three months ended January 31, 2021 and 2020 (Unaudited – In thousands of Canadian dollars)

	Notes	2021	2020
		$	$
Revenue
Merchandise sales		36,286	13,007
Royalty revenue		46	583
Other revenue		1,987	125
Total Revenue	4	38,319	13,715
Cost of sales		(23,551)	(8,922)
Gross profit		14,768	4,793
Expenses
Salaries, wages and benefits		(5,850)	(3,174)
Share-based compensation	13	(553)	(27)
General and administration		(2,908)	(1,446)
Professional fees		(1,136)	(764)
Advertising and promotion		(71)	(87)
Depreciation and amortization	5,6,19	(6,094)	(1,269)
Interest and bank charges		(201)	(143)
Total expenses		(16,813)	(6,910)
Loss from operations		(2,045)	(2,117)
Other income (expenses)
Loss on extinguishment of debenture	10	(516)	-
Debt restructuring gain	11	1,145	-
Revaluation of marketable securities		15	-
Finance and other costs	9	(4,283)	(2,356)
Revaluation of derivative liability	10,14	(10,484)	439
Foreign exchange gain (loss)		(89)	4
Total other expenses		(14,212)	(1,913)
Loss before taxes		(16,257)	(4,030)
Deferred Income tax (expense) recovery		(588)	85
Net loss		(16,845)	(3,945)
Other comprehensive income (loss)
Translation difference on foreign subsidary		105	68
Total comprehensive loss		(16,740)	(3,877)
Net income (loss) and comprehensive income (loss) attributable to:
Owners of the Company		(16,764)	(3,890)
Non-controlling interest		24	3
		(16,740)	(3,887)
Loss per share
Basic	15	(0.04)	(0.02)
Diluted	15	(0.02)	(0.02)

Subsequent Events (Note 22)

High Tide Inc. Condensed Interim Consolidated Statements of Changes in Equity (Unaudited – In thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Equity portion of convertible debt	Accumulated other comprehensive income (loss)	Accumulated deficit	Attributable to owners of the Company	NCI	Total
		$	$	$	$	$	$	$	$	$
Opening balance, November 1, 2019		26,283	6,609	2,119	1,637	(366)	(26,696)	9,586	(179)	9,407
Fee paid in shares		182	-	-	-	-	-	182	-	182
Warrants		-	1,543	-	-	-	-	1,543	-	1,543
Share-based compensation		-	-	27	-	-	-	27	-	27
Equity portion of convertible debentures		-	-	-	91	-	-	91	-	91
Cumulative translation adjustment		-	-	-	-	68	-	68	-	68
Prepaid Interest paid in shares		612	-	-	-	-	-	612	-	612
Purchase of minority interest - KushBar Inc.		500	-	-	-	-	(695)	(195)	187	(8)
Acquisition - 2680495 Ontario Inc.		1,048	-	-	-	-	-	1,048	-	1,048
Acquisition - Saturninus Partners		1,064	316	-	-	-	-	1,380	930	2,310
Comprehensive loss for the period		-	-	-	-	-	(3,948)	(3,948)	3	(3,945)
Balance, January 31, 2020		29,689	8,468	2,146	1,728	(298)	(31,339)	10,393	941	11,334
Opening balance, October 31, 2020		32,552	5,796	4,704	1,965	(487)	(34,359)	10,171	1,552	11,723
Acquisition - Meta Growth	3	35,290	2,739	240	9,008	-	-	47,277	2,208	49,485
Prepaid Interest paid in shares		1,458	-	-	-	-	-	1,458	-	1,458
Share-based compensation	13	-	-	553	-	-	-	553	-	553
Equity portion of convertible debentures	10	-	-	-	133	-	-	133	-	133
Excersie options	13	13	-	-	-	-	-	13	-	13
Warrants expired	14	-	(3,946)	3,946		-	-	-	-	-
Issued to pay fees in shares		174	-	-	-	-	-	174	-	174
Conversion of convertible debentures		6,759	-	394	(190)	-	-	6,963	-	6,963
Warrants	14	240	(231)	28	-	-	-	37	-	37
Cumulative translation adjustment		-	-	-	-	105	-	105	-	105
Comprehensive loss for the period		-	-	-	-	-	(16,869)	(16,869)	24	(16,845)
Balance, January 31, 2021		76,486	4,358	9,865	10,916	(382)	(51,228)	50,015	3,784	53,799

High Tide Inc. Condensed Interim Consolidated Statements of Cash Flows For the three months ended January 31, 2021 and 2020 (Unaudited – In thousands of Canadian dollars)

	Notes	2021	2020
		$	$
Operating activities

Net loss		(16,845)	(3,945)
Adjustments for items not effecting cash and cash equivalents
Income tax expense (recovery)		588	(85)
Accretion expense		1,584	1,252
Fee for services and interest paid in shares and warrants	12	1,632	1,358
Acquisition costs paid in shares		-	600
Depreciation and amortization	5,6,19	6,094	1,269
Revaluation of derivative liability	10,14	10,484	439
Debt restructuing gain	11	(1,145)	-
Foreign exchange loss		89	(4)
Share-based compensation	13	553	27
Loss on settlement of convertible debentures	10	516	-
Revaluation of marketable securities		(15)	-
		3,535	911
Changes in non-cash working capital
Trade and other receivables		1,423	(171)
Inventory		(474)	499
Prepaid expenses and deposits		1,128	128
Accounts payable and accrued liabilities		(4,165)	(1,529)
Contract liability		-	(44)
Net cash provided by (used in) operating activities		1,447	(206)

Investing activities
Purchase of property and equipment	6	(1,667)	(372)
Purchase of intangible assets	5	(24)	(132)
Loans receivables		(292)	17
Cash paid for business combination, net of cash acquired	3	10,209	(2,284)
Net cash provided by (used in) investing activities		8,226	(2,771)

Financing activities
Repayment of finance lease obligations		(11)	(2)
Proceeds from convertible debentures net of issue costs	10	980	8,855
Repayment of convertible debentures		-	(1,500)
Interest paid on debentures and loans		(742)	(114)
Lease liability payments	19	(1,088)	(969)
Warrants exercised	14	240	-
Net cash provided by (used in) financing activities		(621)	6,270

Net increase in cash		9,052	3,293
Cash, beginning of period		7,524	806
Cash, end of period		16,576	4,099

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

1.	Nature of Operations

High Tide Inc. (the “Company” or “High Tide”) is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company’s shares are listed on the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LY”, and on the OTCQB Market (“OTCQB”) under the symbol “HITIF”. The address of the Company’s corporate and registered office is # 120 – 4954 Richard Road SW, Calgary, Alberta T3E 6L1.

High Tide does not engage in any U.S. cannabis-related activities as defined by the Canadian Securities Administrators Staff Notice 51-352.

COVID-19

The Company’s business could be significantly adversely affected by the effects of the recent outbreak of novel coronavirus (“COVID-19”). Several significant measures have been implemented in Canada and the rest of the world in response to the increased impact from COVID-19. The Company cannot accurately predict the impact COVID-19 will have on third parties’ ability to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company’s business including without limitation, employee health, workplace productivity, and other factors that will depend on future developments beyond the Company’s control. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries resulting in an economic downturn that could negatively impact the Company’s financial position, financial performance, cash flows, and its ability to raise capital. Since the initial outset of the pandemic, the Company did not experience a significant decline in sales for most of the operating businesses.

2.	Accounting Policies

A.	Basis of Preparation

These condensed interim consolidated financial statements (“Financial Statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the Company for the year ended October 31, 2020 which are available on SEDAR at www.sedar.com.

For comparative purposes, the Company has reclassified certain immaterial items on the comparative condensed interim consolidated statement of financial position and the condensed interim consolidated statement of comprehensive income (loss) to conform with current period’s presentation.

These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on March 31, 2021

B.	Use of estimates

The estimates and assumptions are reviewed on an ongoing basis. Revisions in accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years. Significant judgements, estimates, and assumptions within these condensed interim consolidated financial statements remain the same as those applied to the consolidated financial statements for the year ended October 31, 2020.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

3.	Business Combinations

In accordance with IFRS 3, Business Combinations, these transactions meet the definition of a business combination and, accordingly, the assets acquired, and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date.

A.	Meta Growth Corp. Acquisition

Total consideration	$
Common shares	35,290
Conversion feature of convertible debt	9,008
Warrants	2,739
Options	86
Restricted stock units	154
47,277
Purchase price allocation
Cash and cash equivalents	10,209
Trade and other receivables	2,014
Inventory	3,547
Prepaid expenses	3,129
Marketable securities	635
Notes receivable	312
Property and equipment	6,850
Loan receivable	756
Intangible assets - license	61,800
Right of use asset	12,490
Goodwill	2,099
Non-controlling interest	(2,208)
Accounts payable and accrued liabilities	(6,336)
Lease liability	(12,887)
Convertible debenture	(18,809)
Notes payable	(13,326)
Deferred tax liability	(2,998)
47,277

On November 18, 2020, the Company closed the acquisition of 100% of the outstanding common shares of Meta Growth Corp (“Meta Growth” or “META”). Pursuant to the terms of the Arrangement, holders of common shares of META (“META Shares“) received 0.824 (the “Exchange Ratio“) High Tide Shares for each META Share held. In total, High Tide acquired 237,941,274 META Shares in exchange for 196,063,610 High Tide Shares, resulting in former META shareholders holding approximately 45.0% of the total number of issued and outstanding High Tide Shares.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company's estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets, property plant and equipment, right of use asset, non-controlling interest, income taxes and the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the retail cannabis business, expanded access to capital and greater financial flexibility. For the three months ended January 31, 2021, Meta Growth accounted for $14,506 in revenues and $243 in net income. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $3,422 in revenues and an increase of $401 in net loss for the three months ended January 31, 2021. The Company also incurred $1,354 in transaction costs, which have been expensed to finance and other costs during the period.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

4.	Revenue from Contracts with Customers

For the three months ended January 31, 2021	Retail	Wholesale	Corporate	Total
	$	$	$	$
Primary geographical markets (i)
Canada	33,282	908	11	34,201
USA	3,266	643	-	3,909
International	209	-	-	209
Total revenue	36,757	1,551	11	38,319
Major products and services
Cannabis	30,377	-	-	30,377
Smoking accessories	4,382	1,527	-	5,909
Franchise royalties and fees	36	-	10	46
Data analytics services	1,488	-	-	1,488
Other revenue	474	24	1	499
Total revenue	36,757	1,551	11	38,319
Timing of revenue recognition
Transferred at a point in time	36,757	1,551	11	38,319
Total revenue	36,757	1,551	11	38,319

For the three months ended January 31, 2020	Retail	Wholesale	Corporate	Total
	$	$	$	$
Primary geographical markets (i)
Canada	10,768	871	217	11,856
USA	1,193	507	-	1,700
International	159	-	-	159
Total revenue	12,120	1,378	217	13,715
Major products and services
Cannabis	9,024	-	-	9,024
Smoking accessories	2,663	1,320	-	3,983
Franchise royalties and fees	376	-	207	583
Interest and other revenue	57	58	10	125
Total revenue	12,120	1,378	217	13,715
Timing of revenue recognition
Transferred at a point in time	12,120	1,378	217	13,715
Total revenue	12,120	1,378	217	13,715

(i)	Represents revenue based on geographical locations of the customers who have contributed to the revenue generated in the applicable segment.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

5.	Intangible Assets and Goodwill

	Software	Licenses	Lease buy-out	Brand Name	Goodwill	Total
Cost	$	$	$	$	$	$
Balance, October 31, 2019	1,848	2,594	2,557	1,539	4,466	13,004
Transition adjustment - IFRS 16	-	-	(2,557)	-	-	(2,557)
Additions	474	-	-	-	-	474
Additions from business combinations	-	7,382	-	-	1,896	9,278
Balance, October 31, 2020	2,322	9,976	-	1,539	6,362	20,199
Additions	24	-	-	-	-	24
Additions from business combinations (Note 3)	-	61,800	-	-	2,099	63,899
Balance, January 31, 2021	2,346	71,776	-	1,539	8,461	84,122
Accumulated depreciation
Balance, October 31, 2019	111	75	191	-	-	377
Transition adjustment - IFRS 16	-	-	(191)	-	-	(191)
Amortization	495	1,113	-	-	-	1,608
Balance, October 31, 2020	606	1,188	-	-	-	1,794
Amortization	98	3,614	-	-	-	3,712
Balance, January 31, 2021	704	4,802	-	-	-	5,506
Foreign currency translation
Balance, October 31, 2019	60	-	-	57	336	453
Recorded in other comprehensive loss	(20)	-	-	(20)	(35)	(75)
Balance, October 31, 2020	40	-	-	37	301	378
Recorded in other comprehensive loss	-	-	-	-	6	6
Balance, January 31, 2021	40	-	-	37	307	384
Net book value
Balance, October 31, 2019	1,677	2,519	2,366	1,482	4,130	12,174
Balance, October 31, 2020	1,676	8,788	-	1,502	6,061	18,027
Balance, January 31, 2021	1,602	66,974	-	1,502	8,154	78,232

6.	Property and Equipment

	Office equipment and computers	Leasehold improvements	Vehicles	Buildings	Total
	$	$	$	$	$
Cost
Balance, October 31, 2019	452	10,505	167	2,800	13,924
Additions	306	1,989	-	-	2,295
Additions from business combinations	31	1,180	-	-	1,211
Impairment loss	(11)	(694)	-	-	(705)
Balance, October 31, 2020	778	12,980	167	2,800	16,725
Additions	154	1,513	-	-	1,667
Additions from business combinations (Note 3)	1,620	5,230	-	-	6,850
Balance, January 31, 2021	2,552	19,723	167	2,800	25,242
Accumulated depreciation
Balance, October 31, 2019	127	1,265	148	2	1,542
Depreciation	125	1,953	10	10	2,098
Balance, October 31, 2020	252	3,218	158	12	3,640
Depreciation	232	787	2	2	1,023
Balance, January 31, 2021	484	4,005	160	14	4,663
Net book value
Balance, October 31, 2019	325	9,240	19	2,798	12,382
Balance, October 31, 2020	526	9,762	9	2,788	13,085
Balance, October 31, 2021	2,068	15,718	7	2,786	20,579

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

7.	Prepaid expenses and deposits

As at	January 31, 2021	October 31, 2020
	$	$
Deposits on cannabis retail outlets	816	809
Prepaid insurance and other	2,916	311
Prepayment on inventory	2,148	2,759
Total	5,880	3,879
Less current portion	(4,406)	(3,070)
Long-term	1,474	809

8.	Trade and other receivables

As at	January 31, 2021	October 31, 2020
	$	$
Trade accounts receivable	3,372	2,673
Sales tax receivable	80	188
Total	3,452	2,861

9.	Finance and other costs

Finance and other costs are comprised of the following:

	2021	2020
	$	$
Accretion expense	804	824
Interest on convertible debenture	1,021	583
Interest on notes payable	297	82
Accretion notes payable	111	21
Accretion of lease liability	469	224
Transaction cost	227	22
Acquisition costs	1,354	600
Total	4,283	2,356

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

10.	Convertible Debentures

i.	On November 28, 2018, the Company entered into an agreement for a brokered private placement for the sale of up to 20,000 unsecured convertible debentures of the Company, at a price of $1 per debenture for gross proceeds of up to $20,000. The debentures bear interest at a rate of 8.5% per annum, payable on the last business day of each calendar quarter. The debentures are convertible to common shares of the Company at a price of $0.75 per common share and mature two years from the closing of the offering. The first closing occurred on December 13, 2018 issuing 11,330 debentures at a price of $1 per debenture for gross proceeds of $11,330. The company incurred $618 in issue costs in relation to the first closing which included the 504,733 broker warrants valued at $93 using Black-Scholes model with the following assumptions: stock price of $0.36; expected life of 2 years; $Nil dividends; 130% volatility; and risk-free interest rate of 1.60%. Each broker warrant is exercisable for one common share of the Company at a price of $0.75 per share until December 11, 2020. Management calculated the fair value of the liability component as $8,907 using a discount rate of 22%, with the residual amount of $2,422 net of deferred tax of $654 being allocated to the conversion feature recorded in equity. The Company incurred $618 in debt issuance cost, $486 was allocated to debt component and the remaining $132 to the equity.

On July 24, 2020, the Company entered into a debt restructuring agreement of $10,808 of the Company’s outstanding debt held by a key industry investor under an 8.5% senior unsecured convertible debenture issued in December 2018. The Company agreed to pay to the key investor certain structured installment payments over a period of over approximately three years, beginning on November 1, 2021, the parties have agreed to amend the original debenture into a secured convertible debenture of the Company in the principal amount equal to the $10,808 (the “Deferred Amount “). The Structured Payments, which start in November 2021, will be credited towards the Deferred Amount. As part of the Debt Restructuring, the parties have also (i) extended the maturity date of the amended debenture to January 1, 2025, (ii) amended the conversion price such that the Deferred Amount is convertible into common shares of High Tide (“HITI Shares“) at a conversion price of $0.425 per HITI Share, and (iii) amended the interest provisions such that the Deferred Amount will not bear any interest until maturity, with the portion of the Deferred Amount outstanding on maturity bearing interest on and from the maturity date at a rate of 8.5% per annum. Upon extinguishment of the debenture $1,445 conversion option was moved to contributed surplus. Management calculated the fair value of the liability component as $5,069 using a discount rate of 22% along with forecasted scheduled payments, with the residual amount of $1,072 net of deferred tax of $247 being allocated to equity. The Company also recognized $3,808 as a gain on extinguishment of debenture.

On December 10, 2020, the Company entered into a debt extension agreement of $1,250 of the Company’s outstanding debt under an 8.5% senior unsecured convertible debenture issued in December 2018. As part of the Debt extension, the parties have also (i) extended the maturity date of the amended debenture to December 31, 2022, (ii) amended the conversion price such that the deferred amount is convertible into common shares of High Tide (“HITI Shares”) at a conversion price of $0.22 per HITI Share. Management calculated the fair value of the liability component as $1,062 using a discount rate of 15%, with the residual amount of $188 net of deferred tax of $42 being allocated to equity. On December 15, 2020, the Company repaid $80 towards the principal amount in cash.

ii.	On April 10, 2019, the Company closed the first tranche of the sale of unsecured convertible debentures of the Company under a non-brokered private placement for gross proceeds of $8,360. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.75 per share and mature two years from the closing of the private placement. Under the private placement, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.75 original principal amount of its debenture, resulting in 11,146,667 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.85 per share for two years from the date of issuance. The company incurred $50 in legal costs which was paid by the issuance of 100,000 shares with a fair value of $0.50 per share. The debentures bear interest at a rate of 10% per annum, payable annually upfront in common shares of High Tide based on the 10-day volume weighted average price of $0.48 prior to the closing date of the private placement. Concurrent with the issuance of the debentures, the Company paid the annual amount of interest due to holders upfront in the form of 1,752,621 Shares. Management calculated the fair value of the liability component as $7,138 using a discount rate of 22%, with the residual amount of $1,222 net of deferred tax of $330 being allocated to warrants, recorded in equity. The Company reclassed $515 from warrants to conversion option within equity. The Company incurred $58 in debt issuance cost, $50 being allocated to debt component and the remaining $8 to the warrants. On December 4, 2019, the Company repaid $1,500 and on April 1, 2020, the Company repaid $367 towards the principal of the convertible debt. During, the year ended October 31, 2020 the Company recognized $142 loss on settlement of convertible debentures.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

10.	Convertible Debentures (continued)

iii.	On June 17, 2019, the Company closed the final tranche of the sale of unsecured convertible debentures of the Company under the non-brokered private placement for gross proceeds of $3,200. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.75 per share and mature two years from the closing of the offering. Under the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.75 original principal amount of its debenture, resulting in 4,266,667 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.85 per share for two years from the date of issuance. The debentures will bear interest at a rate of 10% per annum, payable annually upfront in common shares of High Tide based on the 10-day volume weighted average price of $0.384 prior to the closing date of the offering. Concurrent with the final tranche issuance of the debentures, the Company paid the annual amount of interest due to holders upfront in the form of 855,615 Shares. Management calculated the fair value of the liability component as $2,732 using a discount rate of 22%, with the residual amount of $468 net of deferred tax of $128 being allocated to warrants, recorded in equity. On June 15, 2020, the Company issued an aggregate of 1,871,343 common shares of High Tide (“Interest Shares”) to certain holders of unsecured convertible debentures of the Company, in satisfaction of the annual amount of interest due to the holders.

On December 10, 2020, the Company entered into a debt restructuring agreement of $1,000 of the Company’s outstanding debt under an 10% senior unsecured convertible debenture issued in June 2019. As part of the Debt Restructuring, the parties have also (i) extended the maturity date of the amended debenture to December 31, 2022, (ii) amended the conversion price such that the Deferred Amount is convertible into common shares of High Tide (“HITI Shares”) at a conversion price of $0.22 per HITI Share. Upon extinguishment of the debenture $63 conversion option was moved to contributed surplus. Management calculated the fair value of the liability component as $850 using a discount rate of 15% along with forecasted scheduled payments, with the residual amount of $150 net of deferred tax of $35 being allocated to equity. The Company also recognized $87 as a loss on extinguishment of debenture.

iv.	On November 14, 2019, the Company closed the sale of unsecured convertible debentures of the Company under a non-brokered private placement for gross proceeds of $2,000. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.252 per share and mature two years from the closing of the offering. Under the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.252 original principal amount of its debenture, resulting in 7,936,057 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.50 per share for two years from the date of issuance. The debentures will bear interest at a rate of 10% per annum, payable annually upfront in common shares of High Tide based on the 10-day volume weighted average price of $0.255 prior to the closing date of the offering. Concurrent with the final tranche issuance of the debentures, the Company paid the annual amount of interest due to holders upfront in the form of 784,314 Shares.

Management calculated the fair value of the liability component as $1,707 using a discount rate of 22%, the conversion option at relative fair value of $189 net of deferred tax of $43 and the residual of $104 net of deferred tax of $24 being allocated to warrants, recorded in equity.

v.	On December 4, 2019, the Company closed the sale of unsecured convertible debentures of the Company under a non-brokered private placement for gross proceeds of $2,115. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.252 per share and mature two years from the closing of the offering. Under the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.252 original principal amount of its debenture, resulting in 8,392,857 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.50 per share for two years from the date of issuance. The debentures will bear interest at a rate of 10% per annum, payable annually upfront in common shares of High Tide based on the 10-day volume weighted average price of $0.208 prior to the closing date of the offering. Concurrent with the final tranche issuance of the debentures, the Company paid the annual amount of interest due to holders upfront in the form of 1,016,826 Shares. An advising fee of $3 was paid in connection to the convertible debt.

Management calculated the fair value of the liability component as $1,806 using a discount rate of 22%, the conversion option at relative fair value of $167 net of deferred tax of $38 and the residual of $142 net of deferred tax of $33 being allocated to warrants, recorded in equity.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

10.	Convertible Debentures (continued)

On December 10, 2020, the Company entered into a debt restructuring agreement of $2,000 of the Company’s outstanding debt under an 10% senior unsecured convertible debenture issued in December 2019. As part of the Debt Restructuring, the parties have also (i) extended the maturity date of the amended debenture to December 31, 2022, (ii) amended the conversion price such that the Deferred Amount is convertible into common shares of High Tide (“HITI Shares”) at a conversion price of $0.22 per HITI Share. Upon extinguishment of the debenture $122 conversion option was moved to contributed surplus. Management calculated the fair value of the liability component as $1,886 using a discount rate of 15% along with forecasted scheduled payments, with the residual amount of $114 net of deferred tax of $26 being allocated to equity. The Company also recognized $230 as a loss on extinguishment of debenture. Subsequent to the restructuring, all the debenture holders exercised the conversion option resulting in the issuance of 9,547,257 shares. Upon conversion of the debenture $121 related to the conversion option was moved to contributed surplus.

v.	On December 14, 2019, the Company issued $2,000 in convertible debt to settle the put option related to Grasscity acquisition valued at $2,554 as of December 14, 2019. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.252 per share and mature two years from the closing of the offering. Under the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.252 original principal amount of its debenture, resulting in 7,936,508 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.50 per share for two years from the date of issuance. The debentures will bear interest at a rate of 10% per annum, payable annually upfront in common shares of High Tide based on the 10-day volume weighted average price of $0.175 prior to the closing date of the offering. Concurrent with the final tranche issuance of the debentures, the Company paid the annual amount of interest due to holders upfront in the form of 1,142,857 Shares. The Company also recognized a $505 unrealized gain on the fair value of the instrument.

Management calculated the fair value of the liability component as $1,707 using a discount rate of 22%, the conversion option at relative fair value of $167 net of deferred tax of $38 and the residual of $175 net of deferred tax of $40 being allocated to warrants, recorded in equity.

vi.	On January 6, 2020, the Company entered into a loan agreement with Windsor Private Capital (“Windsor”), a Toronto-based merchant bank, for a senior secured, non-revolving term credit facility (“the Facility”) in the amount of up to $10,000. The Company will have immediate access to an initial $6,000, that can be drawn down at Company’s discretion, and subject to satisfaction of certain conditions, will provide the Company with access to an additional $4,000. Provided that certain conditions are satisfied, the Facility will automatically extend for an additional one-year term. The principal amount advanced under the facility is convertible, during its term at any time after an initial 6 month hold period, and at Windsor’s option, into common shares in the capital of the Company at a conversion price of $0.17 per share and mature one year from the closing of the offering. The conversion price is subject to downward adjustment if the Company, at any time during the term of the facility, issues securities at a price deemed lower than the conversion price then in effect. Pursuant to the loan agreement, Windsor is entitled to a one-time placement fee equal to 3.5% of the initial Facility amount, which the Company capitalized into the principal amount advanced under the Facility. Under the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.17 original principal amount of its debenture, resulting in 58,823,529 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.255 per share for two years from the date of issuance. Amounts drawn down under the facility will bear interest at a rate of 11.5% per annum, payable monthly, in arrears, on the last day of each calendar month. As of January 31, 2020, the Company withdrew in the amount of $5,000 from the credit facility. As of October 31, 2020, the Company still have access to unused remaining balance of $5,000.

Gross proceeds were $5,000 and net proceeds were $4,743, net of cash transaction costs of $257. The gross proceeds were allocated using the Black-Scholes model to value warrants at $364 which was recorded as a derivative liability for $364, the host debt component for $4,309, and the embedded derivatives for $327. The warrants were initially valued at $364 using the Black-Scholes model and the following assumptions were used: stock price of $0.16; expected life of two years; $nil dividends; expected volatility of 70%; exercise price of $0.255; and a risk-free interest rate of 0.52%. At October 31, 2020, the warrants were revalued at $266 using the Black-Scholes model and the following assumptions were used: stock price of $0.145; expected life of 1.4 years; $nil dividends; expected volatility of 70%; exercise price of $0.255; and a risk-free interest rate of 0.52% and recognized a gain of $98 as revaluation of derivative liability. Subsequent changes in fair value of the equity conversion option will be recognized through profit and loss (i.e., FVTPL). The equity conversion option was classified as a derivative liability as it can be settled through the issuance of a variable number of shares, cash, or a combination thereof, based on the trading price at the time of settlement. The fair value of the equity conversion option was determined using the Black-Scholes model and the following assumptions: stock price: $0.16; expected life of 2 year; $nil dividends; expected volatility of 70%; exercise price of $0.255; and risk-free interest rate of 1.98%. Management elected to capitalize $257 transaction costs, which are directly attributable to the issuance of the loan agreement. As of October 31, 2020, the conversion option had a fair value of $498 and the Company recognized a $171 unrealized loss on the derivative liability for the year ended October 31, 2020. The fair value of the equity conversion option was determined using the Black-Scholes model and the following assumptions: stock price: $0.145; expected life of 1.4 year; $nil dividends; expected volatility of 70%; exercise price of $0.255; and risk-free interest rate of 0.52%.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

10.	Convertible Debentures (continued)

On December 8, 2020, the Company entered into a debt restructuring agreement of $5,000 of the Company’s outstanding debt. In conjunction with the restructuring, the Company withdrew an additional $1,000 on the credit facility. As part of the Debt Restructuring, the parties have also (i) extended the maturity date of the amended debenture to December 31, 2021, (ii) amended the conversion price such that the Deferred Amount is convertible into common shares of High Tide (“HITI Shares”) at a conversion price of $0.17 per HITI Share (iii) amended the interest rate from 11.50% per annum to 10% per annum. At December 8, 2020, the warrants were revalued at $389 using the Black-Scholes model and the following assumptions were used: stock price of $0.165; expected life of 1.0 years; $nil dividends; expected volatility of 35%; exercise price of $0.255; and a risk-free interest rate of 0.52% and $199 fair value of the equity conversion option was determined using the Black-Scholes model and the following assumptions: stock price: $0.165; expected life of 1.0 year; $nil dividends; expected volatility of 35%; exercise price of $0.17; and risk-free interest rate of 0.52%. Revaluation of derivative liability resulted in recognizing a gain of $176. Upon extinguishment of the debenture $199 in derivative liability was moved to convertible debenture – equity. Management calculated the fair value of the liability component as $5,577 using a discount rate of 18%. As a result of the debt restructuring, the Company recognized a $199 debt restructuring loss in the statement of net loss and comprehensive loss for the period ended January 31, 2021. Subsequent to the restructuring, the debenture holders exercised the conversion option for $2,000 resulting in the issuance of 11,764,705 shares. As part, of the restructuring 23,529,412 warrants were cancelled.

vii.	In connection with the Company’s acquisition of META on November 18, 2020, the holders of the Convertible Debentures consented to amend the conversion price of the Listed Debentures such that, following the acquisition of META, the conversion price is $0.22 per High Tide Share. The holders also agreed to extend the maturity date of the Listed Debentures to November 30, 2022. Following the acquisition of META, the Convertible Debentures will remain debt obligations of META but will become convertible into High Tide Shares. Management calculated the fair value of the liability component as $18,809 using a discount rate of 15%, the conversion option at relative fair value of $9,008 recorded in equity. Subsequent to the restructuring, the debenture holder exercised the conversion option to convert part of the debt resulting in the issuance of 14,772,726 shares.

As at	January 31, 2021	October 31, 2020
	$	$
Convertible debentures, beginning of year	25,822	19,664
Debt assumed (Note 3)	18,809	-
Gain (loss) on extinguishment of debenture	516	(3,808)
Cash advances from debt	980	9,115
Debt issuance to settle liabilities	-	2,700
Debt issuance costs paid in cash	-	(260)
Conversion of debenture into equity	(6,759)	(550)
Transfer of warrants component to equity	-	(420)
Transfer of conversion component to equity	(467)	(523)
Transfer of conversion component to derivative liability	-	(921)
Repayment of debt	(180)	(1,637)
Accretion on convertible debentures	804	2,462
Total	39,525	25,822
Less current portion	(15,494)	(14,446)
Long-term	24,031	11,376

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

11.	Notes Payable

On May 23, 2019, the Company acquired all of the issued and outstanding shares of Dreamweavers for aggregate consideration of $3,094 which included 3,100,000 common shares with a fair value of $1,147, 1,550,000 purchase warrants exercisable at $0.75 per common share of High Tide and notes payables of $300 repayable over five years with zero interest rate due at each anniversary date. Notes payable was valued at $102 by discounting it over five years at market interest rate of 22%. During the three-month ended January 31, 2021, the Company incurred accretion of $10.

On June 26, 2019, the Company purchased a building in Niagara, Ontario, for the purpose of opening a Canna Cabana retail location. The consideration for the building consisted of $754 in cash, out of which $54 was legal fees, a $1,600 vendor take back loan, and $300 paid in shares. The loan has a twelve-month term and bears an interest rate of 5.5% per annum payable monthly with a maturity date of June 30th, 2020. On July 16, 2020, the Company refinanced the loan through Windsor Private Capital (“Windsor”), a Toronto-based merchant bank. The new loan has a seventeen - month term and bears an interest rate of 10% per annum payable monthly with a maturity date of December 30th, 2021. The Company also incurred $43 in transaction costs, which will be expensed over the term of the loan using the effective interest rate.

On September 4, 2019, the Company entered into a $2,000 loan agreement with a private lender. The loan had a twelve-month term and carried an interest rate of 12% per annum payable monthly. In connection with the advance of the loan, the Company issued 1,600,000 warrants to the lender. Each warrant is redeemable for one common share in the capital of the Company at a price of $0.85 per Common Share for a period of two years from the date of the loan agreement. Management calculated the fair value of the liability component as $1,895 using a discount rate of 22%, with the residual amount of $105 being allocated to warrants, recorded in equity. The loan was personally guaranteed by the CEO. On September 14, 2020, the Company entered into loan amending agreement, the maturity of the Loan was extended until September 30, 2021. The Company also entered into a warrant exchange agreement wherein the 1,600,000 warrants the Lender originally received as consideration for the Loan under the Loan Agreement, having an exercise price of $0.85 per common share and exercisable for a period of 2 years from the effective date of the Loan, were terminated and 1,600,000 new warrants having an exercise price of $0.30 per Common Share and expiring on September 30, 2021 were issued. Management calculated the fair value of the liability component as $1,928 using a discount rate of 22%, with the residual amount of $72 net of deferred tax of $17 being allocated to warrants, recorded in equity. During the three-month ended January 31, 2021, the Company incurred accretion of $17.

The Company obtained a government loan under the Canada Emergency Response Benefit, part of Canada’s COVID-19 economic response plan. The loan bears no interest and has a maturity date of December 31, 2025. The note payable has been recorded at its fair value of $69 by discounting it over six months at a market interest rate of 22%. During the three-months ended January 31, 2021, the Company incurred accretion of $6.

On November 18, 2020, the Company acquired all of the issued and outstanding shares of Meta which included notes payable to Opaskwayak Cree Nation (“OCN”). Notes payable were valued at $12,783 at the date of acquisition by discounting it over two years at market interest rate of 15%. On January 6, 2021, the Company entered into another Amended Loan Agreement with OCN to remove the annual administration fee and extend the maturity date of the loan until December 31, 2024. As a result of the debt restructuring, the Company recognized a $1,145 debt restructuring gain in the statement of net loss and comprehensive loss for the period ended January 31, 2021. The carrying value of the loan balance as at January 31, 2021 amounts to $11,402. During the three-months ended January 31, 2021, the Company incurred accretion of $267 and also made $503 in payment towards the outstanding balance.

As at	January 31, 2021	October 31, 2020
	$	$
Vendor loan	1,600	1,600
Term loan	1,956	1,939
OCN – notes payable	11,402	-
Loan to partners (Note 3)	542	-
Dreamweavers – notes payable	129	162
Saturninus Partners – notes payable	690	690
Government loan	90	84
Total	16,409	4,475
Less current portion	(4,098)	(1,939)
Long-term	12,311	2,536

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

12.	Share Capital

(a)	Issued:

Common shares:

	Number of shares	Amount
	#	$
Balance, October 31, 2019	207,406,629	26,283
Issued to pay fees in shares	3,852,319	860
Issued to pay interest via shares	6,782,011	1,168
Acquisition - KushBar	2,645,503	500
Acquisition - 2680495	4,761,905	1,048
Acquisition - Saturninus	5,319,149	1,064
Acquisition - 102088460	5,000,000	975
Lease acquisition - Canmore	612,764	104
Exercise - Convertibile Debt	3,709,916	550
Balance, October 31, 2020	240,090,196	32,552
Acquisition - Meta Growth (Note 3)	196,063,610	35,290
Prepaid Interest paid in shares	7,646,923	1,458
Conversion of convertible debentures (Note 10)	31,539,234	6,759
Excersie options (Note 13)	62,500	13
Conversion of warrants	800,824	240
Issued to pay fees in shares (i)	1,025,477	174
Balance, January 31, 2021	477,228,764	76,486

(i)	During the three months period ended January 31, 2021, Company settled payables of $174 through issuance of 1,025,477 common shares of the Company. The fair value of $174 was based on the closing price of $0.175 on the date of issuance.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

13.	Share – Based Compensation

(a)	Stock Option Plan:

The Company’s stock option plan limits the number of common shares reserved under the plan from exceeding a “rolling maximum” of ten (10%) percent of the Company’s issued and outstanding common shares from time to time. The stock options vest at the discretion of the Board of Directors, upon grant to directors, officers, employees and consultants of the Company and its subsidiaries. All options that are outstanding will expire upon maturity, or earlier, if the optionee ceases to be a director, officer, employee or consultant or there is a merger, amalgamation or change in control of the Company. The maximum exercise period of an option shall not exceed 10 years from the grant date. Changes in the number of stock options, with their weighted average exercise prices, are summarized below:

	January 31, 2021		October 31, 2020
	Number of options	Weighted Average Exercise Price ($)	Number of options	Weighted Average Exercise Price ($)
Balance, beginning of year	9,310,000	0.50	10,610,000	0.50
Granted [i]	23,633,280	0.27	200,000	0.50
Cancelled	(7,100,000)	0.50	-	-
Forfeited	-	-	(1,500,000)	0.50
Exercised	(62,500)	0.20	-	-
Balance, end of period	25,780,780	0.29	9,310,000	0.50
Exercisable, end of period	11,318,280	0.29	7,370,625	0.50

For the period ended January 31, 2021, the Company recorded share-based compensation of $553 (2020 - $27) related to stock options.

(i)	On November 18, 2020, the Company acquired all the issued and outstanding shares of Meta which resulted in acquiring 3,683,280 options outstanding on the date of closing. The fair value of the options acquired were calculated using the Black-Scholes option pricing model valued using the Black-Scholes model and the following assumptions were used: stock price of $0.18; expected life of 1 years; $nil dividends; expected volatility of 100%; exercise price as per the plan times the exchange ratio of 0.824; and a risk-free interest rate of 0.52%. During the three months ended Jan 31, 2021 the Company granted 19,950,000 options to directors, officers, employees and consultants of the Company and its subsidiaries. The options were valued using the Black-Scholes model and the following assumptions were used: stock price of $0.19; expected life of 3 years; $nil dividends; expected volatility of 140%; exercise price of $0.20; and a risk-free interest rate of 0.52%.

(b)	Restricted Share Units (“RSUs”) plan

On November 18, 2020, the Company acquired all the issued and outstanding shares of Meta which resulted in acquiring 943,579 RSUs outstanding on the date of closing based on the exchange ratio of 0.824 agreed upon in the arrangement agreement. The Company’s RSU plan is applicable to directors, officers, and employees of the Company. The RSUs are equity-settled and each RSU can be settled for one common share for no consideration. The number of RSUs outstanding at January 31, 2021 amounts to 943,579. These RSUs were recorded in contributed surplus using the Black-Scholes model and the following assumptions were used: stock price of $0.18; expected life of 0.35 years; $nil dividends; expected volatility of 70%; exercise price of $0.18; and a risk-free interest rate of 0.52%.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

14.	Warrants

	Number of warrants	Warrants amount	Derivative liability amount	Weighted average exercise price	Weighted average number of years to expiry	Expiry dates
	#	$	$	$
Opening balance, November 1, 2019	43,677,333	6,609	-	0.6083	1.13	-
Re-class warrants on convertible debt to equity	-	(660)	-	-	-	-
Issued warrants for services (i)	300,000	64	-	0.3800	0.00	September 3, 2021
Issued warrants for services (ii)	3,500,000	204	-	0.3000	0.03	November 12, 2021
Issued warrants for services (iii)	1,000,000	111	-	0.3000	0.01	November 12, 2021
Issued warrants on convertible debt November 14, 2019 (Note 10)	7,936,507	80	-	0.5000	0.08	November 14, 2021
Issued warrants on convertible debt December 4, 2019 (Note 10)	8,392,857	109	-	0.5000	0.08	December 4, 2021
Issued warrants on convertible debt December 14, 2019 (Note 10)	7,936,508	135	-	0.5000	0.08	December 12, 2021
Issued warrants for acquisition - Saturninus	3,750,000	100	-	0.4000	0.04	January 26, 2022
Issued warrants on convertible debt January 06, 2020 (Note 10) (iv)	58,823,529	-	266	0.2550	0.62	December 31, 2022
Issued warrants on debt September 14, 2020 (Note 11)	1,600,000	55	-	0.3000	-	September 30, 2021
Warrants terminated (Note 11)	(1,600,000)	(105)	-	-	-	-
Warrants expired	(4,252,620)	(906)	-	-	-	-
Balance, October 31, 2020	131,064,114	5,796	266	0.4159	2.07
Warrants expired	(18,868,969)	(3,946)	-	-	-	-
Re-class warrants to derivative liability (ii)	-	(204)	833			November 12, 2021
Issued warrants for acquisition - Meta (Note 3)	741,600	3	-	1.3110	0.00	December 14, 2021
Issued warrants for acquisition - Meta (Note 3)	37,454,590	2,445	-	0.3520	0.56	February 6, 2023
Issued warrants for acquisition - Meta (Note 3)	2,621,821	171	-	0.3520	0.04	February 6, 2023
Issued warrants for acquisition - Meta (Note 3)	4,120,000	120	-	1.1040	0.07	April 11, 2023
Conversion of warrants	(800,000)	(27)	-	-	-	-
Issued warrants on convertible debt January 06, 2020 (Note 10) (iv)	-	-	10,354	-	-	December 31, 2022
Warrants cancelled (Note 10)	(23,529,412)	-	-	-	-	-
Balance, January 31, 2021	132,803,744	4,358	11,453	0.4159	2.74

As at January 31, 2021 132,803,744 warrants were exercisable.

i)	The Company issued 300,000 warrants for business development consultancy. Each warrant will allow the holder to acquire one common share at $0.38. The warrants were valued at $64 using the Black-Scholes model, as the fair value of the services provided cannot be measured reliably and the following assumptions were used: stock price of $0.37; expected life of two years; $nil dividends; expected volatility of 111% based on comparable companies; exercise price of $0.38; and a risk-free interest rate of 1.6%.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

14.	Warrants (continued)

ii)	The Company issued 3,500,000 warrants for business development consultancy. Each warrant will allow the holder to acquire one common share at $0.30. The warrants were valued at $204 using the Black-Scholes model, as the fair value of the services provided cannot be measured reliably and the following assumptions were used: stock price of $0.22; expected life of two years; $nil dividends; expected volatility of 70% based on comparable companies; exercise price of $0.30; and a risk-free interest rate of 1.6%. The Company measured the derivative liability to be $833 and recognized $628 as a loss on revaluation of derivative liability in the statement of net loss and comprehensive loss for the period ended January 31, 2021.

iii)	The Company issued 1,000,000 warrants for business development consultancy. Each warrant will allow the holder to acquire one common share at $0.30. The warrants were valued at $111 using the Black-Scholes model, as the fair value of the services provided cannot be measured reliably and the following assumptions were used: stock price of $0.22; expected life of two years; $nil dividends; expected volatility of 111% based on comparable companies; exercise price of $0.30; and a risk-free interest rate of 1.6%.

iv)	The Company measured the derivative liability to be $10,620 and recognized $10,032 as a loss on revaluation of derivative liability in the statement of net loss and comprehensive loss for the period ended January 31, 2021.

15.	Loss Per Share

	Three months ended
	January 31
	2021	2020
	$	$
Net loss for the period	(16,845)	(3,945)
Non-controlling interest	(24)	(3)
Net income (loss) for the period attributable to owners of the Company	(16,869)	(3,948)
	#	#
Weighted average number of common shares - basic	406,363,073	183,626,456
Weighted average number of common shares - diluted	697,394,089	-
Basic income (loss) per share	(0.04)	(0.02)
Dilutive income (loss) per share	(0.02)	(0.02)

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

16.	Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, and market risk due to holding certain financial instruments. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Risk management is carried out by senior management in conjunction with the Board of Directors.

Fair value

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, marketable securities, loans receivable, accounts payable and accrued liabilities, notes payable, convertible debentures, derivative liabilities and shareholders’ loans.

IFRS 13 establishes a three-level hierarchy that prioritizes the inputs relative to the valuation techniques used to measure fair value. Fair values of assets and liabilities included in Level 1 of the hierarchy are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair value of assets and liabilities in Level 2 are determined using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Fair value of assets and liabilities in Level 3 are determined based on inputs that are unobservable and significant to the overall fair value measurement. Accordingly, the Company has categorized its financial instruments carried at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The Company’s cash and cash equivalents are subject to Level 1 valuation.

The marketable securities and derivative liability have been recorded at fair value based on level 2 inputs. The carrying values of accounts receivable, accounts payable and accrued liabilities and shareholder loans approximate their fair values due to the short-term maturities of these financial instruments. The carrying value of the notes payable and convertibile debentures approximate their fair value as they are discounted using a market rate of interest.

Loans receivable are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The fair values of loans receivable are not materially different to their carrying amounts, since the interest rate on those loans is either close to current market rates or the loans are of a short-term nature.

Marketable securities

In connection with the Company’s acquisition of META on November 18, 2020, the Company acquired 1,350,000 shares of THC Global Group Limited (“THC”). The fair value of the THC shares amounting to $606 has been recognized as a marketable security, based on the trading price of THC’s shares. In addition, to this the Company has also recorded $245 in GICs as a marketable security.

Credit risk

Credit risk arises when a party to a financial instrument will cause a financial loss for the counter party by failing to fulfill its obligation. Financial instruments that subject the Company to credit risk consist primarily of cash, accounts receivable, marketable securities and loans receivable. The credit risk relating to cash and cash equivalents and restricted marketable securities balances is limited because the counterparties are large commercial banks. The amounts reported for accounts receivable in the statement of consolidated financial position is net of expected credit loss and the net carrying value represents the Company’s maximum exposure to credit risk. Accounts receivable credit exposure is minimized by entering into transactions with creditworthy counterparties and monitoring the age and balances outstanding on an ongoing basis. Sales to retail customers are required to be settled in cash or using major credit cards, mitigating credit risk.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

16.	Financial Instruments and Risk Management (continued)

The following table sets forth details of the aging profile of accounts receivable and the allowance for expected credit loss:

As at	January 31, 2021	October 31, 2020
	$	$
Current (for less than 30 days)	2,188	1,822
31 – 60 days	185	246
61 – 90 days	92	202
Greater than 90 days	1,076	762
Less allowance	(169)	(359)
	3,372	2,673

For the three months ended January 31, 2021, $190 in trade receivables were written off against the loss allowance due to bad debts (year ended October 31, 2020 – $1,280). Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The remaining accounts receivable are assessed collectively to determine whether there is objective evidence that an impairment has been incurred but not yet been identified.

The Company performs a regular assessment of collectability of accounts receivables. In determining the expected credit loss amount, the Company considers the customer’s financial position, payment history and economic conditions. For the year ended January 31, 2021, management reviewed the estimates and have not created any additional loss allowances on trade receivable.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations, equity and debt financings to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations. The Company continues to seek capital to meet current and future obligations as they come due. Maturities of the Company’s financial liabilities are as follows:

	Contractual cash flows	Less than one year	1-5 years	Greater than 5 years
	$	$	$	$
October 31, 2020
Accounts payable and accrued liabilities	6,421	6,421	-	-
Notes payable	4,475	1,939	2,536	-
Convertible debentures	25,822	14,446	11,376	-
Total	36,718	22,806	13,912	-
January 31, 2021
Accounts payable and accrued liabilities	9,071	9,071	-	-
Notes payable	16,409	4,098	12,311	-
Convertible debentures	39,525	15,494	24,031	-
Total	65,005	28,663	36,342	-

Interest rate risk

The Company is not exposed to significant interest rate risk as its interest-bearing financial instruments carry a fixed rate of interest.

Foreign currency risk

Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

16.	Financial Instruments and Risk Management (continued)

The Canadian dollar equivalent carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as at January 31, 2021 was as follows:

(Canadian dollar equivalent amounts of US dollar and Euro balances)	January 31, 2021 (Euro)	January 31, 2021 (USD)	January 31, 2021 Total	October 31, 2020
	$	$	$	$
Cash	330	1,232	1,562	975
Accounts receivable	232	312	544	653
Accounts payable and accrued liabilities	(813)	(983)	(1,796)	(1,728)
Net monetary assets	(251)	561	310	(100)

Assuming all other variables remain constant, a fluctuation of +/- 5.0 percent in the exchange rate between the United States dollar and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $28 (October 31, 2020 - $34). Maintaining constant variables, a fluctuation of +/- 5.0 percent in the exchange rate between the Euro and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $13 (October 31, 2020 - $39). To date, the Company has not entered into financial derivative contracts to manage exposure to fluctuations in foreign exchange rates.

17.	Segmented Information

Segments are identified by management based on the allocation of resources, which is done on a basis of selling channel rather than by legal entity. As such, the Company has established two main segments, being retail and wholesale, with a Corporate segment which includes oversight and start up operations of new entities until such time as revenue generation commences. The reportable segments are managed separately because of the unique characteristics and requirements of each business.

	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
For the three months	2021	2020	2021	2020	2021	2020	2021	2020
ended January 31,	($)	($)	($)	($)	($)	($)	($)	($)
Total Revenue	36,757	12,120	1,551	1,378	11	217	38,319	13,715
Gross profit	14,195	4,106	562	471	11	216	14,768	4,793
Income (loss) from operations	1,238	(638)	(222)	(376)	(3,061)	(1,103)	(2,045)	(2,117)
Net Income (loss)	(182)	(712)	(335)	(400)	(16,328)	(2,833)	(16,845)	(3,945)

Total assets	94,642	46,678	5,932	5,972	66,000	17,161	166,574	69,811
Total liabilities	38,470	22,893	2,111	1,894	72,194	33,301	112,775	58,088

	Canada	Canada	USA	USA	Europe	Europe	Total	Total
For the three months	2021	2020	2021	2020	2021	2020	2021	2020
ended January 31,	($)	($)	($)	($)	($)	($)	($)	($)
Total Revenue	34,202	12,297	643	-	3,474	1,418	38,319	13,715
Gross profit	12,984	4,062	219	-	1,565	731	14,768	4,793
Income (loss) from operations	(2,489)	(1,747)	(114)	(181)	558	(189)	(2,045)	(2,117)
Net Income (loss)	(17,090)	(3,547)	(129)	(204)	374	(194)	(16,845)	(3,945)

Total assets	155,673	60,621	2,554	1,062	8,347	8,128	166,574	69,811
Total liabilities	98,739	55,471	765	806	13,271	1,811	112,775	58,088

18.	Related Party Transactions

As at January 31, 2021, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

18.	Related Party Transactions (continued)

Financing transactions

Included in the convertible debenture issued on December 12, 2018, was an investment by a director of the Company, CannaIncome Fund Corporation, for a total subscription amount of $250.

A Director of the Company is Chief of the Opaskwayak Cree Nation (“OCN”). On November 18, 2020, the Company acquired all of the issued and outstanding shares of Meta which included notes payable to Opaskwayak Cree Nation (“OCN”). As at January 31, 2021 the Company has drawn $13,000.

Operational transactions

An office and warehouse unit has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totalling $386 per annum. The primary lease term is 5 years with two additional 5-year term extensions exercisable at the option of the Company. To facilitate the mortgage granted to Grover Properties Inc. for the development of this unit, a loan guarantee of up to $1,500 has been provided by Smoker’s Corner Ltd., a subsidary of High Tide Inc.

19.	Right of Use Assets and Lease Obligations

The Company entered into various lease agreements predominantly to execute its retail platform strategy. The Company leases properties such as various retail stores and offices. Lease contracts are typically made for fixed periods of 5 to 10 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Right of use assets
$
Balance at November 1, 2020	16,413
Net additions	12,456
Depreciation expense for the period	(1,359)
Balance at January 31, 2021	27,510

Lease Liabilities
$
Balance at November 1, 2020	16,668
Net additions	12,580
Cash outflows in the period	(1,088)
Accretion (Interest) expense for the period ended	469
Balance at January 31, 2021	28,629
Current	(5,152)
Non-current	23,477

As at January 31, 2021, $1,827 is due to the Company in respect of sublease arrangements for franchise cannabis retail locations. For the period ended January 31, 2021, $80 was received in respect of sublease arrangements, which was recognized as other revenue. During the period ended January 31, 2021, the Company also paid $660 in variable operating costs associated to the leases which are expensed under general and adminstrative expenses.

The following is a summary of the contractual undiscounted cash outflows for lease obligations as of January 31, 2021:

$
Less than one year	7,792
Between one and five years	21,713
Greater than five years	5,795
35,300

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

20.	Contingent liability

In the normal course of business, the Company and its subsidiaries may become defendants in certain employment claims and other litigation. The Company records a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated.  Other than the claims described below, the Company is not involved in any legal proceedings other than routine litigation arising in the normal course of business, none of which the Company believes will have a material adverse effect on the Company’s business, financial condition or results of the operations.

21.	Non-controlling interest

The following table presents the summarized financial information for the Company’s subsidiaries which have non-controlling interests. This information represents amounts before intercompany eliminations.

	2021	2020
	$	$
Total current assets	1,358	2,540
Total non-current assets	4,259	3,696
Total current liabilities	(1,908)	(942)
Total non-current liabilities	(1,323)	(1,080)
Revenues for the year ended	3,240	6,011
Net income for the year ended	352	1,320

The net change in non-controlling interests is as follows:

As at	January 31, 2021	October 31, 2020
	$	$
Balance, beginning of the year	1,552	(179)
Share of (loss) income for the period	24	614
Purchase of minority interest - KushBar Inc.	-	187
Purchase of - Saturninus Partners	-	930
Purchase of – Meta (Note 3)	2,208	-
	3,784	1,552

As of October 31, 2019, the Company held a 50.1% ownership interest in KushBar, with $179 NCI. As well, the Company owed the non-controlling interest shareholder $701 (2018 - $36). The loan carries no interest and is due on demand. On December 10, 2019, the Company entered into a definitive share purchase agreement with 2651576 Ontario Inc. (the “Minority Shareholder”), a private Ontario company, to acquire the remaining 49.9% interest (the “Minority Interest”) in High Tide’s majority-owned subsidiary, KushBar Inc. (“KushBar”).

On January 27, 2020, the Company acquired a 50% interest in the Saturninus Partners (“Saturninus”) which operates a licensed retail cannabis store in Sudbury, Ontario. The Company has classified this arrangement as a joint venture with controlling interest.

On November 18, 2020, the Company acquired all of the issued and outstanding shares of Meta which included four joint ventures with controlling interest. These joint ventures operate as a licensed cannabis retail store in Manitoba.

22.	Subsequent Events

(i)	On February 22, 2021, the Company closed of its previously announced “bought deal” short-form prospectus offering (the “Offering”) of units of the Company (the “Units”), including the exercise in full of the underwriters’ over-allotment option. The Offering was led by ATB Capital Markets Inc. and Echelon Wealth Partners Inc., together with Beacon Securities Limited and Desjardins Securities Inc. In connection with the Offering, the Company issued an aggregate of 47,916,665 Units at a price of $0.48 per Unit, for aggregate gross proceeds of $23,000. Each Unit is comprised of one common share of the Company (each, a “Common Share”) and one half of one Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional Common Share at an exercise price of $0.58, for a period of 36 months following the closing of the Offering.

(ii)	Subsequent to the period ended January 31, 2021, $23,260 of debt was converted into common shares.

(iii)	On March 24, 2021, the Company acquired all the issued and outstanding shares of Smoke Cartel (“SC Shares”) for US$8,000, implying an approximate value of US$0.31 per SC Share. The consideration was comprised of: (i) 9,540,754 common shares of High Tide (the “HT Shares”), having an aggregate value of US$6,000; and (ii) US$2,000 in cash. Pursuant to the Acquisition Agreement, 25% of the Share Consideration has been placed in escrow for a period of 12 months from Closing.